Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ensco plc:

We consent to the use of our reports dated February 24, 2011 (except for the updated disclosures pertaining to the change in reportable segments as described in Note 13, as to which the date is January 13, 2012) with respect to the consolidated balance sheets of Ensco plc and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firms” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

January 13, 2012